FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 8, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	ANNOUNCEMENT TO THE MARKET

BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that its indirectly wholly-owned subsidiary Badi Limited executed, on May 07, 2020, with Hungry Bunny Limited and others, a Share Purchase Agreement establishing the terms and conditions for the acquisition of 100% of the capital stock of Joody Al Sharqiya Food Production Factory, a food processing company. The transaction considered an enterprise value of SAR 29.7 million (twenty-nine million and seven-hundred thousand Saudi riyals), equivalent to approximately US$ 8.0 million (eight million US dollars).

The closing of this transaction is subject to the satisfaction of conditions precedent applicable to transactions of this nature, including the approval by regulatory authorities.

Joody Al Sharqiya Food Production Factory has one food processing plant located in Dammam, Saudi Arabia, whose portfolio includes breaded and marinated cuts, and hamburgers, among others.

BRF plans to invest around US$7.2 million (seven million two hundred thousand US dollars) in the Dammam plant in order to expand its current installed capacity from 3,600 ton/year to 18,000 ton/year, further increasing the presence of BRF in the Saudi market, in line with its strategy of establishing local production and further expansion of its high value-added product portfolio.

This acquisition does not impact the memorandum of understanding signed with the Saudi Arabian Investment Authority – SAGIA, whose objective is to secure the investment of approximately US$120 million (one hundred and twenty million US dollars) in a processed food plant in Saudi Arabia, pursuant to the announcement to the market dated October 29, 2019. The development of this project is currently in the technical specification and financial modelling phase.

The Company will keep its shareholders and the market in general duly informed about any relevant matter related to the present announcement.

São Paulo, May 08, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.